UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.
(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

G0726L 125
(CUSIP Number)

DECEMBER 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0726L 125	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS
AVISTA ACQUISITION CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,878,820 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,878,820 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,878,820 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Reflects 5,878,820 Class A ordinary shares (“Class A Shares”) of Avista Healthcare Public Acquisition Corp. (the “Issuer”) issuable upon conversion of 5,878,820 Class B ordinary shares (“Class B Shares”) of the Issuer. Excludes 6,384,928 Class A Shares issuable upon exercise of 12,769,856 warrants (the “Warrants”) of the Issuer. See Item 4 of this Schedule 13 G.

(2) The calculation assumes that there is a total of 36,878,820 Class A Shares outstanding, which is the sum of (i) the 31,000,000 Class A Shares issued in connection with the Issuer’s initial public offering and (ii) the 5,878,820 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. G0726L 125	13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS
AVISTA ACQUISITION, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,878,820 (3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,878,820 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,878,820 (3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.9%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3) Reflects 5,878,820 Class A Shares of the Issuer issuable upon conversion of 5,878,820 Class B Shares of the Issuer. Excludes 6,384,928 Class A Shares issuable upon exercise of 12,769,856 Warrants of the Issuer. See Item 4 of this Schedule 13 G.

(4) The calculation assumes that there is a total of 36,878,820 Class A Shares outstanding, which is the sum of (i) the 31,000,000 Class A Shares issued in connection with the Issuer’s initial public offering and (ii) the 5,878,820 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. G0726L 125	13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS
THOMPSON DEAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,878,820 (5)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,878,820 (5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,878,820 (5)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.9% (6)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(5) Reflects 5,878,820 Class A Shares of the Issuer issuable upon conversion of 5,878,820 Class B Shares of the Issuer. Excludes 6,384,928 Class A Shares issuable upon exercise of 12,769,856 Warrants of the Issuer. See Item 4 of this Schedule 13 G.

(6) The calculation assumes that there is a total of 36,878,820 Class A Shares outstanding, which is the sum of (i) the 31,000,000 Class A Shares issued in connection with the Issuer’s initial public offering and (ii) the 5,878,820 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. G0726L 125	13G	Page 5 of 10

1	NAMES OF REPORTING PERSONS
DAVID BURGSTAHLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,878,820 (7)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,878,820 (7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,878,820 (7)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.9% (8)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(7) Reflects 5,878,820 Class A Shares of the Issuer issuable upon conversion of 5,878,820 Class B Shares of the Issuer. Excludes 6,384,928 Class A Shares issuable upon exercise of 12,769,856 Warrants of the Issuer. See Item 4 of this Schedule 13 G.

(8) The calculation assumes that there is a total of 36,878,820 Class A Shares outstanding, which is the sum of (i) the 31,000,000 Class A Shares issued in connection with the Issuer’s initial public offering and (ii) the 5,878,820 Class A Shares issuable upon conversion of the Class B Shares reported herein.

Item 1(a).	Name of Issuer

Avista Healthcare Public Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices

65 East 55th Street, 18th Floor
New York, NY 10022

Item 2.	(a) Name of Person Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Avista Acquisition Corp.

(ii) Avista Acquisition, LLC

(iii) Thompson Dean

(iv) David Burgstahler

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons:

65 East 55th Street, 18th Floor
New York, NY 10022

(c) Citizenship

See responses to Item 4 on each cover page.

(d) Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

(e) CUSIP Number

G0726L 125

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:(*)

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:(*)

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

(*) Avista Acquisition, LLC is the sole shareholder of Avista Acquisition Corp. (the “Sponsor”) and Thompson Dean and David Burgstahler are the managers of Avista Acquisition, LLC. The Sponsor holds an aggregate of 5,878,820 Class B Shares of the Issuer and 12,769,856 Warrants of the Issuer.

Each Warrant is exercisable for one-half of one Class A Share. Two Warrants must be exercised for one whole Class A Share at a price of $11.50 per share. The Warrants may be exercised during the period (i) commencing on the later of (a) the date that is 30 days after the first date on which the Issuer completes a business combination and (b) October 14, 2017 and (ii) terminating on the earlier of (a) the date that is five years after the date on which the Issuer completes its initial business combination or (b) earlier upon redemption or liquidation.

Pursuant to the Amended and Restated Memorandum and Articles of Association of the Issuer, the Class B Shares (1) are convertible into Class A Shares of the Issuer at any time at the option of the holder on a one-for-one basis and (ii) will automatically convert into Class A Shares of the Issuer at the time of the Issuer’s initial business combination on a one-for-one basis, in each case, subject to adjustment.

Because of the relationships among the Reporting Persons, each of the Reporting Persons may be deemed to beneficially own the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2017

AVISTA ACQUISITION CORP.

By:	/s/ Benjamin Silbert
Benjamin Silbert, Attorney-in-Fact

AVISTA ACQUISITION, LLC
By:	/s/ Benjamin Silbert
Benjamin Silbert, Attorney-in-Fact

THOMPSON DEAN
By:	/s/ Benjamin Silbert
Benjamin Silbert, Attorney-in-Fact

DAVID BURGSTAHLER
By:	/s/ Benjamin Silbert
Benjamin Silbert, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement, dated February 3, 2017, among Avista Acquisition Corp., Avista Acquisition, LLC, Thompson Dean and David Burgstahler.
2
Power of Attorney previously filed as Exhibit 24.1 to a Form 3 with regard to Avista Healthcare Public Acquisition Corp. filed with the Securities and Exchange Commission on October 7, 2016 by Avista Acquisition Corp., Avista Acquisition, LLC, Thompson Dean and David Burgstahler.

3
Power of Attorney previously filed as Exhibit 24.2 to a Form 3 with regard to Avista Healthcare Public Acquisition Corp. filed with the Securities and Exchange Commission on October 7, 2016 by Avista Acquisition Corp., Avista Acquisition, LLC, Thompson Dean and David Burgstahler.